Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.:  333-131600

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an indication of interest in purchasing such securities, when, as and if issued.  Any such indication will not constitute a contractual commitment by you to purchase any of the securities until the offering has been priced and we have advised you of and confirmed the allocation of securities to be made to you.  You may withdraw your indication of interest at any time prior to the notice of allocation.  The issuer is not obligated to issue such security or any similar security and the underwriter’s obligation to deliver such security is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer.  You are advised that the terms of the securities, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus.  You are advised that securities may not be issued that have the characteristics described in these materials.  The underwriter’s obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials.  If for any reason the issuer does not deliver such certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  In addition, you may get the prospectus for free by visiting our website at http://www.ubs.com/regulationab.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877) 867-2654.

AUTOMATICALLY GENERATED E-MAIL DISCLAIMERS

Any disclaimer appearing at the bottom of the email communication to which this free writing prospectus is attached stating either of the following (or any derivative thereof):

(1) that these materials contain confidential information; or

(2) that the sender does not accept liability relating to the accuracy or completeness of these materials; or

(3) that these materials do not constitute a solicitation or an offer to buy or sell securities in each case, is not applicable to these materials and should be disregarded.  Such disclaimers have been automatically generated as a result of these materials having been sent via e-mail or another system such as Bloomberg.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class

M-10, Class CE, Class P and Class R Certificates.  Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

Class	Original Principal Balance(1)	Type	Pass-Through Rate(2)	Interest Type	Standard & Poor’s Rating(3)	Moody’s Rating(3)	Last Scheduled Distribution Date(4)
Offered Certificates:
A-1	$322,704,000	Super Senior	One-Month LIBOR plus 0.15%(2)	Floating	AAA	Aaa	February 2047
A-2	$40,338,000	Super Senior/ Senior Support	One-Month LIBOR plus 0.18%(2)	Floating	AAA	Aaa	February 2047
A-3	$40,338,000	Senior Support	One-Month LIBOR plus 0.22%(2)	Floating	AAA	Aaa	February 2047
M-1	$7,470,000	Subordinate	One-Month LIBOR plus 0.29%(2)	Floating	AA+	Aaa	February 2047
M-2	$7,030,000	Subordinate	One-Month LIBOR plus 0.34%(2)	Floating	AA	Aa1	February 2047
M-3	$2,416,000	Subordinate	One-Month LIBOR plus 0.38%(2)	Floating	AA-	Aa1	February 2047
M-4	$2,416,000	Subordinate	One-Month LIBOR plus 0.53%(2)	Floating	A+	Aa2	February 2047
M-5	$2,197,000	Subordinate	One-Month LIBOR plus 0.59%(2)	Floating	A+	Aa3	February 2047
M-6	$2,197,000	Subordinate	One-Month LIBOR plus 0.65%(2)	Floating	A	A1	February 2047
M-7	$2,636,000	Subordinate	One-Month LIBOR plus 1.15%(2)	Floating	BBB+	A2	February 2047
M-8	$2,636,000	Subordinate	One-Month LIBOR plus 2.00%(2)	Floating	BBB	Baa2	February 2047
M-9	$2,197,000	Subordinate	One-Month LIBOR plus 2.00%(2)	Floating	BBB-	Baa3	February 2047
Total:	$434,575,000

Non-Offered Certificates:
M-10	$1,980,000	Subordinate	One-Month LIBOR plus 2.00%(2)	Floating	BB+	Ba1	February 2047
CE	$2,857,660	Subordinate	N/A	N/A	NR	NR	N/A
P	$100	Prepayment Charges	(5)	N/A	NR	NR	N/A
R	N/A	Residual	N/A	Variable	NR	NR	February 2047
Total:	$439,412,760

(1)

These amounts are approximate.  They are subject to an upward or downward adjustment of no more than 5%, depending on the total principal amount of the mortgage loans delivered at closing.  Amount is “notional” if so indicated.

(2)

The pass-through rate for each of these classes of certificates will be subject to a rate cap equal to the related Net WAC Pass-Through Rate, as described in the prospectus supplement under “Description of the Certificates–Glossary–Pass-Through Rate”.  In addition, the margins applicable to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates will increase by 50% following the first possible optional termination date as described in the prospectus supplement under “Description of the Certificates–Glossary–Pass-Through Rate”.  Each of these classes of certificates will have the benefit of an interest rate swap agreement and an interest rate cap agreement as described in the prospectus supplement.

(3)

See “Certificate Ratings” in the prospectus supplement.

(4)

The actual final payment to any class of certificates could be significantly earlier.

(5)

The Class P Certificates will be entitled to prepayment premiums, penalties or charges on the mortgage loans, except such prepayment premiums, penalties or charges that are to be paid to the related servicer as more particularly set forth in the pooling and servicing agreement.

The Offered Certificates will also have the following characteristics:

Class	Record Date (1)	Delay/ Accrual Period (2)	Interest Accrual Convention	Final Scheduled Distribution Date (3)	Expected Final Distribution Date (4)	Minimum Denominations	Incremental Denominations	CUSIP Number
A-1	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAA3
A-2	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAB1
A-3	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAC9
M-1	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAD7
M-2	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAE5
M-3	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAF2
M-4	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAG0
M-5	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAH8
M-6	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAJ4
M-7	DD	0	Actual/360	February 2047	April 2015	$ 25,000.00	$1	25151VAK1
M-8	DD	0	Actual/360	February 2047	November 2014	$ 25,000.00	$1	25151VAL9
M-9	DD	0	Actual/360	February 2047	November 2013	$ 25,000.00	$1	25151VAM7

(1)  DD = For any distribution date, the close of business on the business day immediately prior to that distribution date.

(2)  0 day = the period from and including the Distribution Date of the month preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, March 26, 2007) to and including the day preceding such Distribution Date.  Interest on the Offered Certificates will be calculated based on a 360-day year and the actual number of days elapsed in the related Interest Accrual Period.

(3)  These dates represent the distribution dates occurring in the month following the maturity date of the latest maturing loan in the related collateral group or groups, as applicable.

(4)  The expected final distribution date for each class of offered certificates is based upon (i) 25% CPR of the mortgage loans, (ii) the modeling assumptions used in the prospectus supplement (except as set forth in (iii) below), as described under “Prepayment and Yield Considerations—Prepayment Speed Assumption and Modeling Assumptions” and (iii) the assumption that the optional termination of the mortgage loans is exercised at the earliest possible distribution date, as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination.”